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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

The Chalone Wine Group, Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

157639105

(Cusip Number)

Phyllis S. Hojel
c/o HM International, Inc.
5810 East Skelly Drive, Suite 1000
Tulsa, Oklahoma 74135-6403
(918) 664-1914

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 157639105			Page 2 of 9

1.	Name of Reporting Person: GHA 1 Holdings, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,218,154 shares

		8.	Shared Voting Power: -0- shares

		9.	Sole Dispositive Power: 2,218,154 shares

		10.	Shared Dispositive Power: -0- shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,218,154 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 18.4%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 157639105			Page 3 of 9

1.	Name of Reporting Person: SFI Intermediate Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,151,659 shares

		8.	Shared Voting Power: -0- shares

		9.	Sole Dispositive Power: 2,151,659 shares

		10.	Shared Dispositive Power: -0- shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,151,659 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 17.8%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 157639105			Page 4 of 9

1.	Name of Reporting Person: Phyllis S. Hojel		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,218,154 shares

		8.	Shared Voting Power: -0- shares

		9.	Sole Dispositive Power: 2,218,154 shares

		10.	Shared Dispositive Power: -0- shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,218,154 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 18.4%

14.	Type of Reporting Person (See Instructions): IN

CUSIP NO. 157639105	SCHEDULE 13D	Page 5 of 9

INTRODUCTION

     This Amendment No. 9 amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 13, 1997 by GHA 1 Holdings, Inc., a Delaware corporation (“GHA”), SFI Intermediate Ltd., a Texas limited partnership (“SFI”), and Phyllis S. Hojel, as previously amended (the “Statement”), with respect to the common stock, no par value, of The Chalone Wine Group, Ltd., a California corporation. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement. From and after the date hereof, all references in the Statement to such statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby.

Item 1. Security and Issuer.

     This statement relates to the Common Stock, no par value (“Common Stock”), of The Chalone Wine Group, Ltd., a California corporation (the “Company”). The address of the principal executive office of the Company is 621 Airpark Road, Napa, California 94585-6272.

Item 2. Identity and Background.

     Response unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

     Response unchanged.

Item 4. Purpose of Transaction.

     Item 4 of this Statement is hereby supplemented and amended as follows:

     The Common Stock is listed on NASDAQ, which has adopted rules governing the composition of boards of directors of its listed companies. Generally, when they become effective, these rules will require a majority of the board of directors of a listed company to be independent. In the case of the Company, these rules will become effective on the date of the first annual meeting of the Company’s stockholders held after January 15, 2004. The Company does not presently have a majority of independent directors on its board of directors. NASDAQ Rule 4350(c), however, exempts a “controlled company” from the requirement that a listed company have a majority of independent directors. Under the NASDAQ rules, a company will be a “controlled company” if the persons who own a majority of its stock acknowledge that they are a “group.” In this Amendment No. 9 to Schedule 13D, the reporting persons affirm that they are a member of a “group” including the reporting persons and Domaines Barons de Rothschild (Lafite) (“DBR”) for purposes of these rules. DBR will also affirm that it is a member of the same group. The reporting persons and DBR together own a majority of

CUSIP NO. 157639105	SCHEDULE 13D	Page 6 of 9

the outstanding Common Stock of the Company. As a result, the reporting persons believe that the Company will be treated as a “controlled company” and as such will not be required to comply with the NASDAQ rule referred to above.

     The reporting persons and DBR are reviewing their investments in the Company and are conducting, in coordination with management of the Company, a strategic review of the Company’s operations, capitalization, opportunities and competitive position. Based upon such review, the reporting persons and DBR may consider and support a variety of transactions, including refinancings, disposal of non-core assets, joint ventures, recapitalizations or other transactions that could alter the capital structure of the Company or expand or contract its business. In addition, the reporting persons and DBR may alone, with each other or together with others acquire additional securities of the Company by way of open market transactions, privately negotiated transactions, conversion of indebtedness, tender offers, business combinations or other means or any combinations thereof, including transactions by which they alone or with each other or together with others might acquire the entire equity of the Company. The reporting persons and DBR may also sell some or all of their shares of Common Stock.

     In determining whether to acquire additional shares or to sell some or all of their shares, and in formulating any plan or proposal with respect to any transaction involving the Company, the reporting persons and DBR may conduct discussions with management of the Company and may consider and review various factors, including the Company’s financial condition, business and prospects, developments in the industry in which the Company is engaged, the benefits and costs of the Company continuing as a reporting company, the price and availability of shares of Common Stock, other investment and business opportunities available to the reporting persons and DBR, and general economic, monetary and stock market conditions.

     The reporting persons and DBR have an informal understanding that any open market purchase or sales of shares of Common Stock that they may effect will be coordinated, so that the reporting persons and DBR will preserve their relative ownership positions as to the Common Stock. From time to time, the reporting persons and DBR may (although they are not obligated to do so) place orders with the same brokers, who will be instructed to allocate any shares of Common Stock purchased or sold in such a manner. Each of the reporting persons and DBR is free to terminate the understanding with respect to coordinated purchases or sales of additional shares of Common Stock at any time.

     The reporting persons and DBR do not and will not have any beneficial interest in the shares of Common Stock owned or purchased by the other and the reporting persons specifically disclaim any beneficial interest in the shares of Common Stock owned by DBR.

     Except as described herein and in Amendment No. 6 to the Schedule 13D (relating to a voting agreement), the reporting persons and DBR do not have any

CUSIP NO. 157639105	SCHEDULE 13D	Page 7 of 9

understanding as to voting, dispositions or other matters relating to any shares of Common Stock, which they presently own or may acquire.

     Except as stated above, the reporting persons do not have any present plans or proposals which relate to or would result in any of the transactions described in Subparagraph (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     Item 5 of this Statement is hereby amended and supplemented as follows:

     (a) As of December 31, 2003, GHA and Mrs. Hojel beneficially own an aggregate of 2,218,154 shares of Common Stock. All of such securities are owned directly by SFI, except for 66,495 shares of Common Stock, which are owned directly by HC Holding. GHA is the general partner of SFI and Mrs. Hojel is the sole stockholder, director and officer of GHA. GHA is also the general partner of HC Holding. As of December 31, 2003, SFI beneficially owns 2,151,659 shares of Common Stock. Based on the 12,077,572 shares of Common Stock issued and outstanding as of November 14, 2003 (as disclosed in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2003), the shares of Common Stock beneficially owned by Mrs. Hojel and GHA represent approximately 18.4%, and the shares of Common Stock beneficially owned by SFI represent approximately 17.8%, of the total number of outstanding shares of such class.

     Based on information provided to the reporting persons by DBR, DBR beneficially owns 5,556,103 shares of Common Stock, representing approximately 46.0% of the outstanding Common Stock. As a result, to the knowledge of the reporting persons, members of the group (consisting of the reporting persons and DBR) beneficially own an aggregate of 7,774,257 shares of Common Stock, representing approximately 64.4% of the total number of shares of such class.

     The reporting persons expressly declare that they have no beneficial ownership interest in any of the shares of Common Stock owned by DBR.

     (b) Except to the extent voting power may be deemed to be shared as set forth in the last sentence of this paragraph, (a) SFI has sole voting power and dispositive power with respect to all shares of Common Stock it beneficially owns, (b) by virtue of its status as general partner of SFI, GHA may also be deemed to have sole voting and dispositive power with respect to such shares and with respect to the 66,495 additional shares of Common Stock that it is deemed to beneficially own through its status as general partner of HC Holding, which directly owns such 66,495 shares, and (c) by virtue of being the sole stockholder, director and officer of GHA, Mrs. Hojel may also be deemed to have sole voting and dispositive power with respect to the shares of Common Stock beneficially owned by GHA. The reporting persons may be deemed to share voting power with DBR as a result of the Voting Agreement (as described in Amendment No. 6 to the Schedule 13D).

CUSIP NO. 157639105	SCHEDULE 13D	Page 8 of 9

     (c) The reporting persons have not acquired any shares of Common Stock in the past sixty days, or since the most recent filing of the Schedule 13D, whichever is less.

     (d) Response unchanged.

     (e) Response unchanged.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of this Statement is hereby supplemented as follows:

     Reference is made to Item 4 regarding an informal understanding between the reporting persons and DBR with respect to the acquisition or sale of shares of Common Stock.

Item 7. Material to Be Filed as Exhibits.

     Not applicable.

CUSIP NO. 157639105	SCHEDULE 13D	Page 9 of 9

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 2003

GHA 1 HOLDINGS, INC

	By:	/s/ Phyllis S. Hojel

	Name: Title:	Phyllis S. Hojel President and Secretary

SFI INTERMEDIATE LTD

By: GHA I HOLDINGS, INC. General Partner

	By:	/s/ Phyllis S. Hojel

	Name: Title:	Phyllis S. Hojel President and Secretary

/s/ Phyllis S. Hojel

Name: Phyllis S. Hojel